February 8, 2008

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549-7010

RE:     Rockies Region 2006 Limited Partnership (the "Partnership")
   Response to the Staff's Comment Letter dated January 22, 2008

    Amendment No. 1 to Registration Statement on Form 10
    Filed December 24, 2007
    File No. 0-52787

Dear Mr. Schwall,

We submit this letter in response to the above referenced comment letter.  For your convenience, each of the Staff's comments, exactly as provided in the comment letter, is repeated below in italics, prior to our response.

General

1.
Given that your registration statement became effective automatically on October 29, 2007, sixty days after filing; you became subject to the provisions of Rule 13A-13(a) of Regulation 13A of the Exchange Act. This establishes the due date of your initial periodic interim report as the later of either 45 days after the effective date, or by the date on which such report would have been required had you already been subject to the periodic reporting requirements. Accordingly, your first interim report on Form 10-QSB, covering your third quarter, was due December 13, 2007. Having included financial statements through September 30, 2007 in the amendment to your registration statement does not suffice. Please comply with your reporting obligations.

Response:  We respectfully inform the staff that we have filed concurrently with our response our Quarterly Report on Form 10-Q for the period ended September 30, 2007 ("September 30, 2007 Form 10-Q").

Mr. Schwall
Securities and Exchange Commission
February 8, 2008

2.	Please file the executed version of the assignment of leases to the partnership and the drilling and operating agreement with Petroleum Development Corporation, including conformed signatures.

Response:  We respectfully inform the staff that we have included as exhibits to our September 30, 2007 Form 10-Q the executed versions of the assignment of leases by Petroleum Development Corporation to the Partnership.

Item 1A. Risk Factors, page 9

The Partnership may retain Partnership revenues... page 9

3.
We note your response to our previous comment 19. Please update the disclosure in this risk to reflect the completion of drilling, the use of all available capital raised in the offering and the commencement of production.

Response:  We respectfully inform the staff that we have updated our risk factor disclosure in accordance with your request and have included this update in our September 30, 2007 Form 10-Q.

Reductions in prices... page 9

4.
We refer you to Note 11 to the financial statements and disclosure regarding the period of time during which eighteen wells were shut-in. To the extent material to an understanding of the possible risk associated with your operations and revenues from such operations, please supplement the disclosure under this heading to reference the impact of shut-ins.

Response:  We respectfully inform the staff that we have supplemented our risk factor disclosure in accordance with your request and have included this supplement in our September 30, 2007 Form 10-Q.

The additional general partners will be individually liable...page 14

5.
We note your disclosure that the conversion to limited partners is not scheduled to occur until the drilling and completion operations are finished. We also note the disclosure in Note 1 to your financial statements that upon completion of the drilling phase of your wells "all additional general partners were converted into units of limited partner interest and thereafter became limited partners." Please update your risk factor accordingly.

Response:  We respectfully inform the staff that we have updated our risk factor disclosure in accordance with your request and have included this update in our September 30, 2007 Form 10-Q.

Mr. Schwall
Securities and Exchange Commission
February 8, 2008

As of December 31, 2006, the Managing General Partner identified material weaknesses...page 15

6.
We note that your revised disclosure regarding the identified deficiencies in your general partner's internal control over financial reporting does not specify all deficiencies that were disclosed in your original Form 10. Please revise your disclosure to describe all deficiencies that have been identified with respect to your managing general partner's internal control over financial reporting.

Response:  We respectfully inform the staff that we have supplemented our risk factor disclosure to include all material weaknesses identified by our managing general partner as of December 31, 2006, and have include this update in our September 30, 2007 Form 10-Q.

Item 5. Directors and Executive Officers...page 29

7.	We note your response to our previous comment 29. Please disclose the period during which Mr. McCullough served as president and chief executive officer of Gasource, LLC.

Response:  We respectfully inform the staff that Mr. McCullough served as president and chief executive officer of Gasource, LLC from January 2004 to July 2005 and as an energy consultant from July 2005 to November 2006.  We acknowledge the requirements of Item 401 of Regulation S-K and propose to provide the requested disclosure in future filings, specifically in our 2007 Form 10-K to be filed on or before March 31, 2008.

Item 7. Certain Relationships and Related Party Transactions, page 33

Compensation to the Managing General Partner and its Affiliates, page 33

8.
We note your response to our previous comment 32. We refer you to the disclosure on page 5 regarding the percentage of interests owned by PDC and its corresponding share in oil and gas revenues. Please supplement the disclosure to include reference to the approximate dollar value paid to your managing general partner since your inception in connection with its receipt of 37% of your oil and gas revenues.

Response:  We respectfully inform the staff that the managing general partner receives 37% of total distributions, which consists of revenues less production and operating costs.  These distributions are presented in the Statement of Partners' Equity on page F-6 of the Form 10/A.  We have enhanced our disclosure in note 3 to our condensed financial statements included in our September 30, 2007 Form 10-Q to include the total amount of distributions received by the managing general partner for each of the periods presented.

Mr. Schwall
Securities and Exchange Commission
February 8, 2008

Exhibit 3. Form of Limited Partnership Agreement

9.	Please provide disclosure in your filing regarding your obligations to indemnify your managing general partner, as set forth in Section 6.04 of your partnership agreement.

Response:  We respectfully inform the staff that we believe that the disclosure made in Item 12, Indemnification of Directors and Officers, of our Form 10/A fully discloses our obligation to indemnify our managing general partner as set forth in Section 6.04 of our partnership agreement.

Engineering Comments

Management's Discussions and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 16

10.	We have reviewed your response to prior comment 45 of our letter dated September 27, 2007. Supplementally, please tell us the following:

•	the reserves originally assigned to these properties;
•	the basis for categorizing them as proved;
•	the volumes of reserves you wrote-off as not being reasonably certain of being recovered and how you arrived at this conclusion;
•	how the reserve revision impacted the reserve table in Note 8 and why there is no negative reserve revision reported in this table.

Response:  We respectfully provide the following with regard to the above points.

1.	The reserves assigned to (i) the two wells in the Bakken field were 86,800 Mcf and 66,100 Bbls and (ii) the one well in the Nesson field were 20,600 Mcf and 82,300 Bbls.

2.
The majority of the wells, in both fields, were drilled, completed, tested and determined to be commercially productive and subsequently turned in line during the fourth quarter of 2006 and early 2007.

3.	The impairment of either field did not result in the write-off of reserves, but rather resulted in a reduction of the carrying value of the properties.

4.
 In addition to the three wells in the Bakken and Nesson fields noted above, there were an additional 29 wells in the reserve report whose revision resulted in a net positive reserve revision during the period.

Mr. Schwall
Securities and Exchange Commission
February 8, 2008

In addition, Petroleum Development Corporation, the Managing General Partner of the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the US.

If you would like to further discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please telephone me at (304) 808-6255.  Additionally, in my absence, you may contact Cindy Dalton, Director of Financial Reporting, at (304) 808-6276.

Respectfully submitted,

/s/ Darwin L. Stump

Darwin L. Stump
Chief Accounting Officer Petroleum Development Corporation, Managing General Partner of the Registrant